UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

DOVER MOTORSPORTS, INC.

(Name of Subject Company)

DOVER MOTORSPORTS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

260174107

(CUSIP Number of Common Stock)

Denis McGlynn

President and CEO

Dover Motorsports, Inc.

1131 N. DuPont Highway

Dover, DE 19901

(Address of registrant’s principal executive office)

(302) 883-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Marc A. Leaf, Esq.

Joseph L. Seiler III, Esq.

Faegre Drinker Biddle and Reath LLP

1177 Avenue of the Americas, 41st Floor

New York, New York 10036

(212) 248-3140

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Name and address.

The name of the subject company is Dover Motorsports, Inc., a Delaware corporation (the “Company” or “Dover”). The address of the Company’s principal executive offices is 1131 N. DuPont Highway, Dover, Delaware 19901, and the telephone number of its principal executive offices is (302) 883-6500.

(b) Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is the common stock of the Company, par value $0.10 per share (the “Common Stock”). As of November 5, 2021, there were 17,913,616 shares of Common Stock issued and outstanding. In addition, as of November 5, 2021, there were 18,509,975 shares of the class A common stock of the Company, par value $0.10 per share (the “Class A Stock”). Each share of Class A Stock is convertible at the option of the holder into one share of Common Stock. The shares of Common Stock and shares of Class A Stock are referred to herein collectively as the “Shares”.

Item 2. Identity and background of filing person.

(a) Name and address.

This Schedule 14D-9 is being filed by the Company. The name, business address and business telephone number of the Company are set forth in Item 1(a) above.

(d) Tender offer.

This Schedule 14D-9 relates to the tender offer by Speedway Motorsports, LLC, a Delaware limited liability company (“Speedway”), and Speedco II, Inc., a Delaware corporation and wholly-owned subsidiary of Speedway (“Purchaser”), to purchase all the outstanding Shares of the Company, pursuant to the Agreement and Plan of Merger dated as of November 8, 2021, by and among Speedway, Purchaser, and the Company (as it may be amended from time to time, the “Merger Agreement”), at a purchase price of $3.61 per Share, payable net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law (such consideration as it may be amended from time to time pursuant to the terms of the Merger Agreement, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 23, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Speedway and Purchaser with the Securities and Exchange Commission (“SEC”) on November 23, 2021. The Offer to Purchase, Letter of Transmittal and this Schedule 14D-9 are being mailed to the Company’s shareholders. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer will expire one minute after 11:59 p.m. (12:00 midnight), Eastern time, on December 21, 2021, the twentieth (20th) business day (calculated as set forth in Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) following (and including the day of) the commencement of the Offer, unless extended.

The Offer is not subject to any financing condition. The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including: (i) there shall have been validly tendered, in accordance with the terms of the Offer (after giving effect to any withdrawals of previously tendered Shares), a number of Shares that, taken together with any Shares then owned by Speedway and Purchaser, represent at least one more share than 50% of the aggregate voting power of the then-outstanding Shares (the “Minimum Condition”), (ii) the Merger Agreement not having been terminated in accordance with its terms, (iii) any applicable waiting period, together with any extensions thereof, under any applicable competition laws has expired or been terminated, and there is not in effect any voluntary agreement between Dover and one of the government agencies responsible for administering such laws pursuant to which Dover has agreed not to consummate the transactions contemplated by the Merger Agreement for any period of time that has not yet passed, and (iv) those other conditions and requirements set forth in Annex I to the Merger Agreement and further summarized in Section 15 of the Offer to Purchase.

The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, as soon as practicable following consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”) in accordance with Section 251(h) of the Delaware General Corporation Law (“DGCL”). Upon completion of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly-owned subsidiary of Speedway. Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of such provision are met, no vote of the stockholders of the Company will be required to consummate the Merger. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares owned by the Company as treasury stock or owned by Purchaser immediately before the Effective Time or irrevocably accepted for purchase by Purchaser in the Offer (collectively, “Excluded Shares”), and Shares that are held by any shareholder who (A) has not tendered such Shares into the Offer (other than if such Shares were validly withdrawn) and has not voted in favor of the Merger or consented thereto in writing, (B) has demanded appraisal for such shares in accordance with Section 262 of the DGCL, (C) has properly complied with Section 262 of the DGCL, and (D) has not effectively withdrawn or lost its rights to appraisal under the DGCL) (collectively, “Dissenting Shares”) will be converted into the right to receive the Offer Price from Purchaser (or any such higher price per Share as may be paid in the Offer, the “Merger Consideration”). The treatment of equity awards under the Company’s benefit plans, including stock options, is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company” of this Schedule 14D-9. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transactions.” The Merger Agreement has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 of the Offer to Purchase.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer. Purchaser is required to extend the Offer (i) for the minimum period required by any rule, regulation or other requirement of the SEC (or its staff) that is applicable to the Offer or any NYSE rule or regulation that is applicable to the Offer, and (ii) for one or more successive extension periods of up to five business days each, if at the expiration date of the Offer any of the conditions of the Offer have not been satisfied or (to the extent permitted under the Merger Agreement and applicable law) waived; provided, however, that: (A) in either case, Purchaser shall not be required to extend the Offer beyond March 8, 2022, (B) any such extension shall not limit the rights of the parties to terminate the Merger Agreement in accordance with the terms thereof, and (C) with respect to any extension described in clause (ii) above, if, at any such scheduled Expiration Time, the only offer condition that has not been so satisfied or waived is the Minimum Condition, then Purchaser shall not be required to extend the Offer for more than one such five business day increment (and shall not be required to extend the offer at any subsequent expiration date at which the Minimum Condition is not satisfied).

The foregoing summary and description of the Offer, the Merger, the Transactions and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement, which are each incorporated herein by reference.

Purchaser was formed in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of Speedway and Purchaser are located at 5401 East Independence Boulevard, Charlotte, North Carolina 28212. The telephone number of each entity is (704) 455-3239.

For the reasons described below, the Board of Directors of the Company (the “Board”) unanimously recommends that the shareholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) the Company’s shareholders will not receive the Offer Price or the Merger Consideration pursuant to the Offer or the Merger, as applicable.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

(d) Conflicts of Interest

Except as set forth in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Speedway, Purchaser or their respective executive officers, directors or affiliates.

(1) Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

Indemnification of Executive Officers and Directors

The Merger Agreement provides that the Surviving Corporation shall, and Speedway shall cause the Surviving Corporation to, in each case to the fullest extent permitted under applicable law, (i) indemnify and hold harmless, and advance expenses to, each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director, officer, employee, agent or fiduciary of the Company or of a subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any legal action (including as may be administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee is or was a director, officer, employee, agent or fiduciary of the Company or such subsidiary or was acting in such capacity, or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Company or such subsidiary or taken at the request of the Company or such subsidiary (including in connection with serving at the request of the Company or such subsidiary as a representative of any employee benefit plan or other person), in each case at, or at any time prior to, the Effective Time and (ii) assume all obligations of the Company and such subsidiaries to the Indemnitees in respect of indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company organizational documents as in effect on the date of the Merger Agreement or in any agreement in existence as of such date of this Agreement providing for indemnification between the Company or any of its subsidiaries and any Indemnitee.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation will maintain in effect the existing policy of the Company’s directors’ and officers’ liability insurance (the “D&O Policy”) covering claims arising from facts or events that occurred at or prior to the Effective Time (including for acts or omissions occurring in connection with the Merger Agreement and the consummation of the Offer and the Merger and other transactions contemplated by the Merger Agreement to the extent that such acts or omissions are covered by the D&O Policy) and covering each Indemnitee who is covered as of the Effective Time by the D&O Policy on terms with respect to coverage and amounts that are no less favorable than those terms in effect on the date of the Merger Agreement. However, in no event shall Speedway or the Surviving Corporation be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid by the Company prior to the date of the Merger Agreement.

The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the articles of incorporation, the bylaws, and the Merger Agreement, which are filed as Exhibits (e)(4), (e)(5) and (e)(1) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Treatment and Payment of Dover’s Equity Awards.

As of the Effective Time, the Company Equity Awards (as defined in the Merger Agreement) will be treated as follows: (1) by virtue of the Merger and without any action by Speedway, Purchaser, Dover or the shareholder, each vested or unvested Company stock option, whether or not then vested or unvested, that is unexpired and unexecuted immediately prior to the Effective Time shall be canceled and converted into the right to receive from Parent or the Surviving Corporation pursuant to Section 2.3(e) of the Merger Agreement an amount in cash, without interest, equal to the Option Consideration (as defined in the Merger Agreement) multiplied by the aggregate number of shares of Common Stock subject to such Company stock option immediately before the Effective Time, (2) by virtue of the Merger and without any action by Speedway, Purchaser, Dover or the shareholder each vested or unvested award of time-based restricted stock and each award of already earned performance-based restricted stock will be vested and all restrictions thereon shall lapse in full as of immediately before the Effective Time and will be canceled and converted into the right to receive an amount in cash, without interest and subject to any required withholding taxes, equal to the Offer Price, multiplied by the number of shares of Common Stock subject to such award immediately before the Effective Time, and (3) by virtue of the Merger and without any action by Speedway, Purchaser, Dover or the shareholder each unearned award of performance-based restricted stock shall be vested and all restrictions thereon shall lapse at the target level for such award as of immediately before the Effective Time and will be canceled and converted into the right to receive an amount in cash, without interest, equal in value to the Offer Price multiplied by the aggregate number of shares of Common Stock subject to the target level for such Company Performance Award (as defined in the Merger Agreement) immediately before the Effective Time.

As promptly as practicable following the Effective Time, no later than the second payroll date following the Effective Time, Speedway will cause the Surviving Corporation to pay through its payroll system to each former holder of Company Equity Awards, the amounts due and payable to such holder pursuant to the Merger Agreement in respect of such Company Equity Award including any accrued and unpaid dividends and other distributions, including dividend equivalents with a record date prior to the Effective Time which have been authorized by Dover and which remain unpaid at the Effective Time, less any Tax withholding required under the Code (as defined in the Merger Agreement) or any applicable state, local or foreign Tax Law (as defined in the Merger Agreement) and any other amounts that are required or have been authorized by the applicable holder to be withheld.

Employment Agreements and Retention Arrangements Through and Following the Merger

As of the date of this Schedule 14D-9, Speedway and Purchaser have informed the Company that none of the Company’s current executive officers have entered into any new agreement, arrangement or understanding with Speedway, Purchaser or their affiliates regarding employment or retention with the Surviving Corporation or other affiliate of Speedway. Although it is possible that the Company, Speedway, Purchaser or the Surviving Corporation may enter into employment, retention or consultancy agreements, arrangements or undertakings with the Company’s executive officers and certain other key employees prior to the Effective Time, as of the date of this Schedule 14D-9, there can be no assurance as to whether any parties will enter into any agreement, arrangement or undertaking or reach an agreement regarding the same. Neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any agreement, arrangement or understanding with Speedway or Purchaser.

Section 16 Matters

On November 8, 2021, the Board adopted a resolution so that, to the extent permitted, the disposition of all Company equity securities as a result of, or in connection with, the Transactions or otherwise pursuant to the Merger Agreement by any officer or director of the Company who is a covered person for purposes of Section 16 of the Exchange Act will be an exempt transaction for purposes of Section 16 of the Exchange Act.

Rule 14d-10(d) Matters

The Board (or a committee thereof) will consider and may adopt resolutions to approve each agreement, arrangement or understanding that has been or will be entered into on or after July 30, 2021 and prior to the Effective Time by the Company or any of its subsidiaries with any of its officers, directors or employees pursuant to which compensation, severance or other benefits is or becomes payable to such officer, director or employee as an employment compensation, severance or other employee benefit arrangement in accordance with Rule 14d-10(d)(1) under the Exchange Act and otherwise to take all necessary action to satisfy the non-exclusive safe harbor of Rule 14d-10(d)(2) of the Exchange Act.

(2) Arrangements with Purchaser and Speedway.

Merger Agreement

On November 8, 2021, the Company, Speedway and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

The Merger Agreement governs the contractual rights between the Company, Speedway and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Speedway or Purchaser or their respective affiliates in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures or characterizations regarding any facts or circumstances relating to the Company, Speedway or Purchaser and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The representations and warranties in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establish matters as facts. Such representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders. Moreover, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure schedule delivered by the Company to Speedway. The Company’s shareholders are not third-party beneficiaries of the Merger Agreement (except that any one or more of the Company’s shareholders may enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Merger to the extent necessary to receive the Merger Consideration).

The descriptions of the terms and conditions of the Merger Agreement, the Offer, and the Merger contained in herein and in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

Confidentiality Agreement

The Company and Speedway entered into a confidentiality agreement, dated July 20, 2021 (the “Confidentiality Agreement”), to evaluate a potential negotiated transaction that resulted in the Offer. Pursuant to the

Confidentiality Agreement, subject to specified customary exceptions, Speedway agreed to keep confidential all non-public information concerning the Company’s business furnished by the Company or subsidiaries and affiliates to Speedway. Speedway also agreed that the non-public information furnished to Speedway would be used only for the limited purpose of evaluating or performing under the potential business transaction that resulted in the Offer and not to disclose such confidential information to any third party without the written consent of the Company (other than to certain affiliates and representatives of Speedway that would use such information solely for the purposes of evaluating and/or performing the proposed business transaction). If requested by the Company or upon termination of the Confidentiality Agreement, Speedway is required to either return to the Company or destroy all copies of the non-public information furnished to Speedway and its representatives under the Confidentiality Agreement.

This summary and description of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement. The Confidentiality Agreement is filed as Exhibit (d)(3) to the Schedule TO filed on November 23, 2021, and is incorporated herein by reference.

Tender and Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, Henry B. Tippie, Jeffrey W. Rollins, Gary W. Rollins, the RMT Trust, Michael Tatoian, Timothy Horne, Thomas Wintermantel, Denis McGlynn, Louise McGlynn, Patrick Bagley, Radcliffe Hastings, and Nevada Oversight, Inc., not personally, but as trustee of the Marital Trust held under the R. Randall Rollins 2012 Trust (collectively, the “Supporting Stockholders”) entered into a Tender and Support Agreement with Speedway (the “Tender and Support Agreement”). The Shares currently owned beneficially and/or of record by the Supporting Stockholders in the aggregate represent approximately 57.5% of the number of outstanding Shares and 92% of the aggregate voting power of the outstanding Shares.

As required by the Company’s Bylaws, each of the Supporting Stockholders will take all action necessary to convert their shares of Class A Stock to an equal number of shares of Common Stock, effective as of immediately prior to the purchase of such shares by Purchaser pursuant to the Merger Agreement or, if earlier, immediately prior to the Effective Time. Following such conversion, the Shares subject to the Tender and Support Agreement will in the aggregate represent approximately 57.5% of the number of outstanding Shares and 57.5% of the aggregate voting power of the outstanding Shares.

The Tender and Support Agreement provides that, so long as such agreement remains in effect, and subject to the provisions described below relating to any Adverse Recommendation Change relating to an Intervening Event: (i) no later than ten business days after the commencement of the Offer, each Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Shares such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreement or that such Supporting Stockholder acquires record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of after such date during the term of the Tender and Support Agreement (collectively, the “Subject Shares”); and (ii) each Supporting Stockholder will vote the Subject Shares in favor of matters presented to the stockholders of the Company that would facilitate the Transactions and against matters that would impede the Transactions. The Supporting Stockholders agree to refrain from transferring the Subject Shares other than in certain specified circumstances.

The Support Agreement terminates automatically upon the earliest to occur of (i) any valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount or changes the form of the consideration payable thereunder, and (iv) the mutual written consent of each of Speedway, Purchaser and Supporting Stockholders holding a majority in interest of the voting power of all Supporting Stockholders.

If the board of directors of the Company effects an Adverse Recommendation Change (as defined in the Merger Agreement) with respect to the Offer in connection with any Intervening Event (as defined in the Merger Agreement), the tender and voting obligations of the Supporting Stockholders under the Support Agreement will only apply to 44.5% of the Subject Shares (which fraction represents approximately 25.6% of the number of Shares outstanding shares and 40.4% of the aggregate voting power of the outstanding Shares).

The foregoing summary of the provisions of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

(a) Recommendation of the Board.

After consideration, including review of the terms and conditions of the Offer in consultation with the Company’s management, as well as the Company’s financial and legal advisors, the Board, by unanimous vote at a meeting on November 8, 2021, (i) determined that the Merger Agreement and the Transactions are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared it advisable for the Company to enter into the Merger Agreement and the Transactions, (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer, (iv) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, and (v) resolved that the Merger Agreement and the Merger be effected under Section 251(h) of the DGCL as soon as practicable following the consummation of the Offer without a vote of the Company’s shareholders.

Accordingly, for the reasons described in more detail below, the Board unanimously recommends that the Company’s shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A press release, dated November 8, 2021, issued by the Company announcing the Transactions is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and incorporated herein by reference.

(b) Background and Reasons for the Board’s Recommendation.

Background of the Offer

The Board regularly reviews the Company’s operating and strategic plans, both near-term and long-term, with the goal of enhancing stockholder value. In that connection, over the past several years, the Board has from time to time considered whether a fundamental transaction with a third party would enhance the value of the Company for the holders of the Shares.

The Board has also considered opportunities from time to time to monetize various parcels of the Company’s real estate holdings that management has determined are not required for the Company’s current and proposed operations.

The Company and Speedway have a long history of business contacts relating to their respective operations in the North American motor sports industry, and their senior management teams are well acquainted. In that connection, representatives of the Company have often interacted with Speedway representatives at industry events and have communicated from time to time on matters of mutual interest relating to the sport.

On December 5, 2019, Denis McGlynn, chief executive officer of the Company, and Marcus G. Smith, chief executive officer of Speedway, both attended the Monster Energy NASCAR Cup Series Awards at Music City Center in Nashville, Tennessee. At that time, there was no NASCAR Cup Series race in Nashville, and both the Company and Speedway were interested in developing that market.

The Company owns Nashville Superspeedway (“NSS”), a motorsports complex approximately 35 miles from downtown Nashville in Wilson County, Tennessee. NSS was built in 2001 and hosted 36 NASCAR-sanctioned races between 2001 and 2011, on both the NASCAR Xfinity Series and the NASCAR Camping World Truck Series. However, NSS was unable to attract a NASCAR Cup Series race during that period and the Company closed the track following the 2011 season.

Separately, it had been widely reported that Speedway was interested in negotiating a deal to bring Cup Series racing to the Fairgrounds in downtown Nashville, a track that had hosted NASCAR Grand National/Winston Cup races from 1958 to 1984.

Against that background, during a conversation prior to the Nashville awards banquet in December 2019, Mr. McGlynn told Mr. Smith that if Speedway was unable to get a deal done for the Fairgrounds track, Speedway might want to consider NSS.

On January 30, 2020, Mr. McGlynn and Henry B. Tippie, Chairman of the Board of the Company, met with representatives of a privately-held company with interests in motor sports and related activities (the “Motor Sports Investor”). Mr. Tippie provided an update on the Company and offered to discuss a potential sale of the Company. On February 3, 2020, a representative of the Motor Sports Investor advised Mr. McGlynn that the Motor Sports Investor would not be proceeding with such discussions.

On February 14, 2020, Mr. McGlynn and Michael A. Tatoian, chief operating officer of the Company, met with Mr. Smith and Mike Burch, chief strategy officer of Speedway. Given Speedway’s interest in the Nashville market, Mr. McGlynn proposed a sale of the Company to Speedway. The parties discussed the Company’s financial position, the development value of the Company’s excess land at NSS, the Company’s belief that NSS could be fully operational in 2021, the impact that reopening NSS would have on a series of Wilson County municipal bonds for which the Company was contingently liable, and potential valuation ranges. This discussion continued by telephone on February 20, 2020. On March 4, 2020, Mr. Smith advised Mr. McGlynn by telephone that Speedway would not be continuing discussions at that time regarding a potential acquisition of the Company, but that Speedway was interested in working with the Company in connection with the re-opening of NSS.

On April 24, 2020, Timothy R. Horne, chief financial officer of the Company, spoke on the telephone with a private real estate developer (the “Developer”) associated with Panattoni Development Company (“Panattoni”). Panattoni has purchased an aggregate of 735 acres of land from the Company in the Nashville area, over multiple transactions, for an aggregate purchase price of approximately $32,677,000. The Developer asked Mr. Horne about the possibility of acquiring the entire Nashville property.

On May 6, 2020, the Developer spoke with Mr. McGlynn by telephone. The Developer expressed interest in the possibility of forming an investment group to make a bid to acquire the Company as a whole. A non-disclosure agreement between the Company and the Developer was signed on June 17, 2020.

On June 3, 2020, NASCAR and the Company announced that NSS would be re-opened for a NASCAR Cup Series race in 2021.

From June 25, 2020 to June 2, 2021, representatives of the Company met with the Developer and his representatives, by telephone or in person, on at least 19 occasions. The parties discussed management and operations, due diligence, potential valuation ranges, the financing that the Developer’s group would require in connection with any transaction with the Company, the process of effecting any such potential transaction, the Wilson County bonds, NASCAR’s policy of issuing one-year agreements for NASCAR-sanctioned races, and the potential impact on NSS if NASCAR were to sanction a race weekend at the Nashville Fairgrounds. On one such occasion, representatives of the Company and the Developer had an introductory meeting with representatives of NASCAR.

On April 28, 2021, the Board met by telephone conference. Mr. McGlynn reported on developments with respect to the Company’s relationship with Panattoni, including the status of the Company’s discussions with the

Developer about a potential acquisition of the Company. After discussion, the Board concluded that if a formal offer was received, the Board should form a committee of non-employee directors to advise and direct management with respect to such matter.

On June 2, 2021, the Developer informed Mr. McGlynn that a special purpose entity to be formed by the Developer would be willing to make an offer to acquire the Company for an aggregate purchase price of $120 million, or approximately $3.29 per Share. The Developer indicated that such a transaction could be structured as a tender offer for 100% of the Company’s outstanding Shares. Mr. McGlynn advised the Developer that he would take that offer to the Board, and that the parties should put their respective attorneys in touch. On the same day, the law firm Faegre Drinker Biddle & Reath LLP, special counsel to the Company (“Faegre Drinker”), discussed the process of a potential transaction with Developer’s counsel.

On June 4, 2021, the Board met by telephone conference to consider the Developer’s proposal to acquire the Company. After discussion, the Board formed a committee (the “Committee”) to advise and direct management with respect to the proposal and related matters. Directors Patrick J. Bagley, R. Radcliffe Hastings, Anastasia T. Nardangeli, and Jeffrey W. Rollins were appointed members of the Committee, and Mr. Bagley was named Chair.

On June 7, 2021, the Board met by telephone conference to continue its discussions relating to the Developer’s proposal. Also present were Joseph Seiler and Marc Leaf of Faegre Drinker. At the request of the Board, Mr. Seiler discussed the general process involved in a corporate sale transaction, as well as particular issues involved in a potential tender offer. Mr. Leaf and Mr. Seiler discussed the board’s fiduciary duties of loyalty and due care and the application of such duties in connection with a potential sale or other strategic transaction. In response to a question from a director, Mr. Leaf advised the Board that, as the transactions proposed by Developer did not involve any material related party issues or other potential conflicts of interest, Faegre Drinker could assist the Committee in the conduct of its delegated authority. The directors also discussed the potential benefits of engaging a financial advisor to advise the Committee and the Board regarding valuation issues, market conditions, and other financial matters and, if desired, deliver its opinion regarding the fairness of the consideration in any transaction to the Company’s stockholders.

On June 20, 2021, Mr. McGlynn and the Developer attended the Company’s inaugural Series Cup race at NSS. The Developer advised Mr. McGlynn that due diligence regarding the proposed transaction was continuing and that the parties’ respective attorneys had engaged.

On July 14, 2021, Mr. McGlynn spoke with the Developer by telephone and expressed concern regarding the slow pace of the transaction. Among other things, the parties discussed the continuing due diligence process and the desirability of setting a deadline for moving forward.

On July 16, 2021, Mr. McGlynn spoke with Mr. Smith by telephone. Mr. Smith expressed his congratulations on the Company’s success at NSS the prior month and said that Speedway wanted to revisit their previous conversations regarding a potential business combination with the Company, if the Company was still open to it. Mr. McGlynn told Mr. Smith that the Company was pretty far down the road with another potential bidder and if Speedway was serious about this it would need to act fast. Mr. Smith said that he would send a draft non-disclosure agreement, which was received by the Company on July 18, 2021. Mr. McGlynn and Mr. Smith spoke again by telephone on July 19, 2021.

Mr. McGlynn also spoke with the Developer on July 19, 2021.

A regular meeting of the Board was convened on July 28, 2021. Mr. McGlynn noted the lack of substantive progress in the ongoing discussions with the Developer and advised the Board of Speedway’s recently revived interest in a possible strategic transaction with the Company.

On July 29, 2021, Mr. McGlynn, Mr. Horne, and Mr. Tatoian met at Dover International Speedway with Mr. Smith, Mr. Burch, and Michael Hodge, EVP Finance of Speedway. Mr. McGlynn expressed the view that the

Company’s share price fails to reflect the true value of the Company. Accordingly, Speedway should not seek to price an offer for the Company by reference to a premium over market. Rather, the parties should apply an appropriate multiple to the Company’s projected EBITDA, then add consideration for the value of the Company’s excess land, cash on hand, and the value of synergies. Negotiations proceeded with Mr. Smith offering $105 million, or $2.88 per share, for the Company. Mr. McGlynn responded that he could not take that to the Board as the Company already had a higher offer by a good margin. After further deliberations on Speedway’s part, Mr. Smith increased the offer to $3.50 per share, or approximately $127.5 million, in cash. Mr. McGlynn agreed to take that offer to the Board.

A special meeting of the Board was convened on July 30, 2021. Mr. McGlynn informed the Board of the previous day’s discussions with Speedway. The Board agreed that the Committee should be tasked with reviewing and evaluating Speedway’s proposal, as well as the Developer’s offer. Mr. Seiler and Mr. Leaf then again discussed the Board’s fiduciary duties with respect to a sale of the Company, the role of the Committee, the potential benefits of engaging a financial adviser, and certain provisions that could be considered in connection with the negotiation of definitive documentation to enhance the Board’s bargaining power and its ability to maximize stockholder value. The Board then discussed Speedway’s financial wherewithal to effect an acquisition of the Company, and certain timing issues relating to a transaction, and identified certain other entities that might be interested in bidding for the Company.

A meeting of the Committee was convened on August 2, 2021. The Committee agreed on the process for interviewing and selecting a financial advisor.

On August 3, 2021, Mr. McGlynn and Mr. Horne met at Dover International Speedway with the Developer and one of his colleagues. The parties toured the Company’s property and facilities and discussed various matters relating to the Company’s operations and finances.

On August 3, 2021, Faegre Drinker discussed the process of a potential transaction with Speedway’s legal counsel Parker Poe Adams & Bernstein LLP (“Parker Poe”).

On August 4, 2021, Mr. Smith called Mr. McGlynn to check on progress. Mr. Smith agreed that the offer documents were Speedway’s responsibility and that the Company should focus on responding to the Company’s due diligence requests. Mr. Smith and Mr. McGlynn agreed to move forward as expeditiously as possible.

From August 9, 2021, through August 24, 2021, the Committee met 11 times. During this period, the Committee identified and interviewed three well-known investment banking firms as potential financial advisors to the Company for a possible corporate transaction. All three firms recommended that the Committee conduct a pre-signing “market check” process to identify any other potential bidders for the Company, in addition to the Developer and Speedway. At the request of the Committee, each of the advisory firms identified a preliminary list of 12-20 potential bidders, including existing participants in the motorsports industry, other potential strategic acquirers (including companies in the sports, media, and out-of-home entertainment space), and family offices, private equity firms and other financial investors. Given the limited size of the industry, the consensus was that it was appropriate to limit the initial outreach to likely bidders.

The Committee also discussed timing issues during this period. In the view of the Committee, a number of factors called for a reasonably accelerated process, consistent with a pre-signing market check of the scope recommended by each of the potential financial advisors interviewed:

•	the possibility that any significant delay could risk losing one or both of the potential bidders who had already expressed interest in making an offer for the Company;

•	the concern that a long process could disrupt the Company, damage morale, and increase employee attrition, damaging shareholders by reducing long-term value;

•	the concern that the longer the process, the greater the risk of leaks, which could damage the reputation of the Company among sponsors, advertisers, and other stakeholders; and

•	the potential impact on the business and/or stockholders if corporate and capital gain tax rates were increased.

On August 24, 2021, the Committee resolved unanimously to recommend that the Company engage Raymond James & Associates, Inc. (“Raymond James”) as the Company’s financial advisor (which engagement would be exclusive during its term) to provide investment banking advisory services in connection with any proposed sale of the Company or other strategic transaction as may be approved by the Board.

A special meeting of the Board was then convened, also on August 24, 2021. Mr. Bagley gave the Board a report of the Committee’s activities over the preceding two weeks, including its recommendation that the Company engage Raymond James and the committee’s consensus that Raymond James should conduct a pre-signing market check. Following such recommendation, the Board unanimously approved the engagement of Raymond James as described above.

On August 25, 2021, Mr. McGlynn spoke with Mr. Smith by telephone. Mr. McGlynn updated Mr. Smith on the status of the Company’s due diligence response and advised him that the Company had engaged Raymond James in connection with the proposed sale of the Company.

Also on August 25, 2021, Mr. McGlynn spoke by telephone with the Developer. Among other things, the parties discussed the status of the Developer’s discussions with potential equity investors and lenders, and the Developer indicated that his group would likely need an extended period to secure its funding. Mr. McGlynn advised the Developer that the Company had made substantial progress on a competing offer for the Company at a substantially greater price than the Developer’s proposal. At this point, the Developer indicated that it would not be possible for the Developer’s group to finalize their proposal on a time frame likely to be acceptable to the Company.

Following the appointment of Raymond James as the Company’s financial advisor, representatives of Raymond James worked with the Committee to develop a list of 19 likely bidders, including both strategic and financial entities. At the direction of the Committee, representatives of Raymond James sent each of the potential bidders (other than Speedway and the Developer) a “teaser” document describing the Company on a no-names basis and offering to provide additional information upon receipt of a signed non-disclosure agreement. Over the succeeding weeks, representatives of Raymond James worked with the Committee to: (i) prepare and populate an electronic data room with due diligence materials regarding the Company; (ii) obtain a quality of earnings analysis and report from a major independent accounting firm; (iii) prepare a confidential information memorandum (“CIM”) regarding the Company for potential bidders who returned signed non-disclosure agreements; (iv) obtain independent appraisals of the Company’s real estate holdings in Tennessee; and (v) field questions about the Company’s operations and financial condition and other due diligence requests from potential bidders.

Throughout this period, Speedway completed its due diligence investigation of the Company. On October 14, 2021, Parker Poe transmitted to Faegre Drinker the initial draft of the Merger Agreement. From October 14, 2021, through November 8, 2021, the parties and their counsel negotiated the terms and conditions of the Merger Agreement and the Tender and Support Agreement.

As of November 1, 2021, thirteen of the potential bidders contacted, including the Developer, had declined the opportunity following initial contact and/or follow-up from Raymond James. Four additional entities (all strategic bidders) signed non-disclosure agreements with the Company and received the CIM, but declined to submit a bid. One potential bidder, a New York-based investment firm with substantial private equity experience (the “PE Firm”) had signed a non-disclosure agreement and received the CIM, but had not expressed any intentions regarding a potential bid.

On November 2, 2021, the PE Firm submitted a written “preliminary proposal” to Raymond James, outlining certain terms and conditions under which an affiliate of the firm would acquire 95% of the Company’s common equity for $130 million in cash. The PE Firm’s preliminary proposal included certain assumptions regarding the Company’s cash position. There was no financing condition. Representatives of Raymond James forwarded the preliminary proposal to the Committee and Faegre Drinker the same evening.

On the morning of November 3, 2021, the Committee met to consider the proposal from the PE Firm. Also present were Mr. Seiler and Mr. Leaf of Faegre Drinker and representatives of Raymond James.

Mr. Rollins informed the committee that he serves on another company’s board of directors alongside a principal of the PE Firm. Mr. Seiler and Mr. Leaf of Faegre Drinker advised Mr. Rollins and the other committee members that such a relationship should not in itself give rise to conflict of interest. However, to avoid even the appearance of potential conflict, Mr. Rollins advised the Committee that he would recuse himself from any consideration of the PE Firm’s proposal.

Mr. Seiler and Mr. Leaf then advised the Committee regarding its fiduciary duties relating to the consideration of the new proposal, in light of the Board’s obligation to maximize stockholder value.

In response to questions from the Committee, a representative of Raymond James advised that the PE Firm had completed limited due diligence in the electronic data room in addition to reviewing the Company’s filings with the SEC and other publicly available information. The structure proposed by the PE Firm was unusual, requiring the issuance of a newly-created series of convertible preferred stock, which would represent 95% of the Company’s equity on an as-converted basis. The proposal contemplated that the Company would distribute the proceeds of such issuance to the holders of Shares. Although the PE Firm stated that such distribution could be made before the end of the current year, the full completion of the proposal may require a stockholder vote and the filing of a Proxy Statement or an Information Statement with the SEC. Mr. Leaf noted that the Committee would have to consider the potential tax consequences of such distribution to the holders of Shares. The Committee and its advisers also noted that the PE Firm’s proposal did not identify whether consummation of the transaction would be subject to any third party approvals or other substantive closing conditions. Mr. Seiler noted that any such conditions, as well as representations, warranties, covenants, and other terms and provisions would be set forth in the definitive documentation for such transaction, which would take time to draft, negotiate and finalize. Based on such factors, the Committee was of the view that the PE Firm’s preliminary proposal was subject to substantial uncertainty. After discussion, the Committee directed the representative of Raymond James to ask the PE Firm for clarification on these and other points.

On November 3, 2021, a representative of Raymond James informed Speedway that the Company had a received a proposal from another bidder, which on its face appeared to contemplate a higher valuation for the Company.

On November 3, 2021, representatives of Raymond James spoke by telephone with the PE Firm. The representatives of Raymond James expressed the Committee’s concerns regarding timing and uncertainty, and that the PE Firm’s cash valuation was not sufficient. The PE Firm assured the representatives of Raymond James that it could move quickly to finalize and complete the transaction and that a distribution to Company stockholders with the proceeds of the new issuance could be completed by year-end.

On November 4, 2021, the PE Firm submitted a revised proposal to acquire control of the Company. The revised proposal provided for the PE Firm to acquire convertible preferred stock of the Company representing 96.43% of the Company’s equity on an as-converted basis, for $135 million in cash, or approximately $3.71 per Share outstanding in cash, not including the value of the Company’s equity to be retained by the holders of the Shares (which would together constitute 3.57% of the total equity of the Company outstanding, after giving effect to the transaction). The revised offer did not otherwise address the uncertainties identified in the original proposal, including the PE Firm’s assumptions regarding the Company’s cash on hand.

A special meeting of the Committee was convened on the morning of November 5, 2021. The Committee noted that a special meeting of the Board had been scheduled for later that same morning to consider approval of the

Transactions. Following discussion, the Committee unanimously recommended that the Board defer consideration of the Transactions at such time, so that the Committee and ultimately the Board would have time to properly evaluate the PE Firm’s revised proposal, including the risks and potential rewards thereof to the holders of the Shares. The Committee further recommended that representatives of Raymond James update Speedway on the situation and request that Speedway improve the price per share in the Offer, in light of the competing proposal. A special meeting of the Board was convened immediately after the Committee meeting, and the Board unanimously approved the course of action recommended by the Committee. Representatives of Raymond James then contacted Speedway’s representatives as requested.

On November 6, 2021, a representative of Raymond James communicated with representatives of the PE Firm by email, requesting clarification of the revised proposal, and in particular a better understanding of any contingencies that could impact the purchase price and/or closing.

On the morning of November 8, 2021, Speedway advised the Company that they were willing to increase the purchase price per Share in the Offer from $3.50 to $3.61 per Share, for a total merger consideration of $131.5 million, in cash.

A special meeting of the Committee was convened on November 8, 2021. The Committee discussed the recent developments in the Company’s sale process, including: (i) the increase in the cash purchase price offered by Speedway, (ii) the potential decrease—which could be substantial—in the consideration offered by the PE Firm if the purchase price were to be subject to adjustment based on the Company’s closing date cash balance, and (iii) the addition of a closing condition relating to NASCAR consent in the PE Firm’s revised proposal. The Committee also discussed the relative uncertainty of the PE Firm proposal as compared to Speedway’s proposal, given that Speedway was much farther along in the process, including a fully-drafted and negotiated form of Merger Agreement. The Committee also considered that a financial buyer with no motor sports experience could face greater scrutiny from NASCAR than a bidder with relevant operating experience, increasing the risk that NASCAR change-of-control approval could become a substantive hurdle to closing. Representatives of Raymond James also advised the Committee that it was prepared to deliver its opinion to the Board regarding the fairness, from a financial point of view, of the consideration payable in the proposed Transactions. Based on the foregoing, the Committee unanimously recommended that the Board approve the Transactions.

Later that day, a representative of Raymond James spoke by telephone with a representative of the PE Firm. The representative of the PE Firm clarified that, under its proposal, the purchase price paid for the convertible preferred stock would be adjusted up or down based on the Company’s actual cash balance on the closing date, as compared to a specified target. The representative of Raymond James stated that a price adjustment mechanism for a public company transaction was unusual and could have the effect of reducing the value of their proposal, taking into account the Company’s current cash flow projections, estimated transaction costs, and change of control fees. The PE Firm’s representative reiterated their position. The PE Firm’s representative also advised that their obligations to consummate the transaction would be subject to NASCAR’s consent under the sanction agreements to the change in control of the Company.

Later on November 8, 2021, a special meeting of the Board was convened. The Board received the report and recommendation of the Committee. At the request of the Board, representatives of Raymond James then reviewed and discussed its financial analyses. Thereafter, at the request of the Board, representatives of Raymond James verbally rendered its opinion to the Board (which was subsequently confirmed in writing by delivery of the written opinion of Raymond James addressed to the Board dated November 8, 2021), as to the fairness, as of such date, from a financial point of view, to the holders of the Shares of the Merger Consideration to be received by such holders in the Transactions pursuant to the Merger Agreement. Based on the foregoing, following discussion, the Board unanimously approved the Transactions.

Following the Board meeting, the Merger Agreement and Tender and Support Agreements were executed and delivered by each of the parties thereto.

Reasons for the Recommendation of the Board

The Board considered each of the following factors and reasons, among others, when reaching its recommendation that shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer:

Reasons in favor of the proposed Transactions:

•

Attractive Price; Certainty of Value. The all-cash consideration of $3.61 per Share, taking into account the Board’s familiarity with the business, operations, prospects, competitive environment, strategic and short- and long-term operating plans, assets, liabilities and financial condition of the Company, including the uncertain long-term impacts of the COVID-19 pandemic on the Company’s businesses and the relative certainty and liquidity of the all-cash merger consideration, is more favorable to the stockholders of the Company than the potential value that could reasonably be expected to be generated from the Company continuing to operate independently and pursuing its current business and its financial and operating plans as an independent public company, taking into account the execution risks associated with continued independence;

•

Other Strategic Alternatives. Based on the results of the market check conducted by representatives of Raymond James at the Committee’s direction as described above under “Background of the Offer,” the Board has determined that there are no strategic alternatives to the Transactions available to the Company at this time on terms and conditions that, taken as a whole, would be superior to the Holders than the terms and conditions of the Transactions, taken as a whole;

•	The Company’s Operating and Financial Condition and Prospects. The Company’s operating and financial condition, operating plan, and its prospects;

•	Premium. The current and historical market prices of the Shares, and the fact that the Offer Price represents a compelling premium to recent market prices of the Shares, including:

•

a 57.6% premium above the $2.29 closing price per share of the Common Stock on The New York Stock Exchange on November 5, 2021, the last full trading day prior to the Company’s entry into the Merger Agreement;

•	a 52.5% premium above the 30-day average closing price per share of $2.37;

•	a 50.5% premium above the 60-day average closing price per share of $2.40; and

•	a 46.1% premium above the 90-day average closing price per share of $2.47;

•

Raymond James’s Analysis and Opinion. The financial analysis reviewed by Raymond James with the Board as well as the oral opinion of Raymond James rendered to the Board on November 8, 2021 (which was subsequently confirmed in writing by delivery of the written opinion of Raymond James addressed to the Board dated November 8, 2021), as to the fairness, as of such date, from a financial point of view, to the holders of the Shares of the Merger Consideration to be received by such holders in the Transactions pursuant to the Merger Agreement (see “—Opinion of the Financial Advisor to the Board” beginning on page 18 of this Schedule 14D-9 for further information);

•

Price. The belief of the Board that the price offered by Speedway was the highest reasonably attainable based on several factors, including, without limitation, the course of negotiations with Speedway, the results of the outreach by representatives of Raymond James to other potential strategic parties at the direction of the Committee and the likelihood of other potential strategic parties making a higher offer;

•	Form of Consideration. The form of the consideration by Purchaser, being all in cash, and the certainty of value of cash compared to other forms of consideration;

•	High Likelihood of Closing. The belief of the Board that the likelihood of consummating the Transactions is high, particularly in light of several factors, including, without limitation, the business reputation and financial resources of Speedway; Speedway’s experience, success and existing business relationships in the motor sports industry; and the fact that Speedway’s offer was not subject to a financing condition;

•

Successful Negotiations with Speedway. The enhancements that the Company and its advisors were able to obtain as a result of robust arm’s-length negotiations with Speedway, including the increases in the Offer Price proposed by Speedway from the time of its initial indication of interest to the end of the negotiations;

•

Terms of the Merger Agreement. The negotiated terms of the Merger Agreement, including: (i) the duration of the Offer and requirement that Purchaser extend the Offer in certain circumstances, (ii) the representations, warranties and covenants of the parties set forth therein, (iii) the conditions to the Offer and Merger, including the definition of a material adverse effect and the exceptions thereto, (iv) the ability of the Company to respond to certain unsolicited takeover proposals, (v) the ability of the Board to change its recommendation in the event of a superior proposal and the ability of the Company to terminate the Merger Agreement, pay a termination fee and accept such superior proposal, (vi) the ability of the Board to change its recommendation in the event of an intervening event, and (vii) the termination fee and the Board’s belief that the amount of the termination fee was reasonable and would not likely deter competing bids that may result in a superior proposal;

•

Tender Offer Structure; Timing of Completion. The anticipated timing of the consummation of the Transactions, and the structure of the Transactions as a cash tender offer for all outstanding Shares followed by a merger to be effected pursuant to Section 251(h) of the DGCL and the potential for closing in a relatively short timeframe, all of which could reduce the amount of time in which the Company’s businesses would be subject to the potential uncertainty of closing and related disruption;

•

Extension of Offer Period. That, under certain circumstances set forth in the Merger Agreement, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if certain conditions to the consummation of the Offer are not satisfied or waived as of such date;

•

Appraisal Rights. That any stockholders of the Company who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL; and

•

Tender and Support Agreement. That the Supporting Stockholders, who collectively held approximately 57.5% of the number of outstanding Shares and 92% of the aggregate voting power of the outstanding Shares as of the date of signing of the Merger Agreement agreed to enter into Tender and Support Agreements concurrent with the signing of the Merger Agreement.

Considerations against and risks associated with the proposed Transactions:

•

Opportunity Costs. The fact that the Company will no longer exist as an independent public company and that the Company’s stockholders, in a cash transaction, will be precluded from participating in the Company’s future growth and earnings and future increases in the Company’s value;

•

Risks Associated with Failure to Close Transactions. The possibility that the Transactions might not be completed and the risk of potential adverse consequences to the Company’s business, stock price, prospects and reputation and costs incurred by the Company as a result or a disruption to the Company’s business from the public announcement of the Transactions;

•

Business Operation Restrictions. The fact that the Merger Agreement imposes restrictions on the conduct of the Company’s business in the pre-closing period, which may adversely affect the Company’s businesses, including by delaying or preventing the Company from pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company;

•	Disruptions to the Business. The possibility that the announcement of the Transactions may disrupt the Company’s business;

•

No-Shop Restrictions. The fact that the Merger Agreement restricts the Company’s ability to solicit further competing proposals, subject to certain exceptions to allow the Board to exercise its fiduciary duties and to accept a superior proposal provided that the Company pays a $5.1 million termination fee (approximately 3.9% of the equity value of the Transactions);

•	Deterrence of Termination Fee. The risk that the termination fee in the Merger Agreement would deter other potential acquirers from making a competing offer; and

•

Interests of Insiders. The interests that certain directors and executive officers of the Company may have with respect to the Transactions that may be different from, or in addition to, their interests as shareholders of the Company or the interests of the Company’s other shareholders generally.

The Board believed that, overall, the potential benefits of the Offer and the Merger to the Company’s shareholders outweigh the risks, and that the Merger Agreement was reasonably likely to represent the most attractive alternative for shareholders of the Company. In analyzing the Offer and the Merger, the Board and the Company’s management were assisted and advised by legal counsel and representatives of its financial advisor.

The foregoing discussion of information and reasons considered by the Board is not intended to be exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determinations and recommendations. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have given different weight to different reasons.

(c) Intent to Tender.

Pursuant to the Tender and Support Agreement, all directors and officers of the Company that hold Shares have agreed to tender all of the Shares owned by such directors and officers in the Offer. The foregoing does not include any Shares over which, or with respect to which, any such officers or directors act in fiduciary or representative capacities or are subject to the instructions of a third party with respect to such tender.

(d) Opinion of the Financial Advisor to the Board.

At the November 8, 2021 meeting of the Board, representatives of Raymond James rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion to the Board dated November 8, 2021, as to the fairness, as of such date, from a financial point of view, to the holders of the Shares of the Merger Consideration to be received by such holders in the Transactions pursuant to the Merger Agreement, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Raymond James in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James is attached as Annex A to this Schedule 14D-9. The summary of the opinion of Raymond James set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such written opinion. Holders of the Shares are urged to read this opinion in its entirety.

Raymond James provided its opinion for the information of the Board (in its capacity as such) in connection with, and for purposes of, its consideration of the Transactions and its opinion only addresses whether the Merger Consideration to be received by the holders of the Shares in the Transactions pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The opinion of Raymond James does not address any other term or aspect of the Merger Agreement or the Transactions contemplated thereby. The Raymond James opinion does not constitute a recommendation to the Board or to any holder of the Shares as to how the Board, such stockholder or any other person should vote or otherwise act with respect to the Transactions or any other matter, whether to tender shares in connection with the Transaction, or whether to enter into a voting agreement with respect to the proposed Transaction.

In connection with its review of the proposed Transactions and the preparation of its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the draft dated November 4, 2021 of the Agreement and Plan of Merger (the “Agreement”);

•

reviewed certain information related to the historical condition and prospects of the Company, as made available to Raymond James by or on behalf of the Company, including, but not limited to, financial projections prepared by the management of the Company (the “Projections”);

•

reviewed the Company’s audited financial statements for years ended December 31, 2020, 2019 and 2018, and unaudited adjusted financial statements for the twelve month periods ended December 31, 2019 and December 31, 2020;

•	reviewed the Company’s recent public filings and certain other publicly available information regarding the Company;

•	considered certain publicly available financial terms of certain transactions we deemed to be relevant;

•	reviewed the current and historical market prices and trading volume for the Common Stock;

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate;

•

received a certificate addressed to Raymond James from a member of senior management of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of the Company; and

•

discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry including, but not limited to, the past and current business operations of the Company and the financial condition and future prospects and operations of the Company.

In reaching its conclusion in its opinion, Raymond James did not perform a selected public company analysis because Raymond James was unable to find public companies that it deemed to be sufficiently comparable to the Company.

With the Company’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company, or otherwise reviewed by or discussed with Raymond James, and Raymond James did not undertake any duty or responsibility to, nor did Raymond James, independently verify any of such information. Raymond James did not make or obtain an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James, with the Company’s consent, assumed that the Projections and such other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company and Raymond James relied upon the Company to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Raymond James expressed no opinion with respect to the Projections or the assumptions on which they were based. Raymond James relied upon and assumed, without independent verification, that the final form of the Merger Agreement would be substantially similar to the draft of the Agreement reviewed by Raymond James in all respects material to its analysis, and that the Transactions would be consummated in accordance with the terms of the Merger Agreement without waiver of or amendment to any of the conditions thereto. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement without being waived. Raymond James also relied upon and assumed, without independent verification, that (i) the Transactions would be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Transactions or the Company that would be material to its analysis or opinion.

Raymond James expressed no opinion as to the underlying business decision to effect the Transactions, the structure or tax consequences of the Transactions, or the availability or advisability of any alternatives to the Transactions. Raymond James provided advice to the Board with respect to the proposed Transaction. Raymond James did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Transaction. The Raymond James opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of the Shares. Raymond James expressed no opinion with respect to any other reasons (legal, business, or otherwise) that may support the decision of the Board to approve or consummate the Transactions. Furthermore, no opinion, counsel or interpretation was intended by Raymond James on matters that require legal, accounting or tax advice. Raymond James assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, Raymond James relied, with the consent of the Company, on the fact that the Company was assisted by legal, accounting and tax advisors, and, with the consent of the Company relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors, as to all legal, accounting and tax matters with respect to the Company and the Transactions.

In formulating its opinion, Raymond James considered only the Merger Consideration to be received by the holders of Shares, and Raymond James did not consider, and its opinion did not address, the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or such class of persons, in connection with the Transactions whether relative to the Merger Consideration or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (1) the fairness of the Transactions to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of its opinion or (2) the fairness of the Transactions to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transactions amongst or within such classes or groups of security holders or other constituents). Raymond James expressed no opinion as to the impact of the Transactions on the solvency or viability of the Company or Speedway or the ability of the Company or Speedway to pay their respective obligations when they come due.

Material Financial Analyses

The following summarizes the material financial analyses reviewed by Raymond James with the Board at its meeting on November 8, 2021, which material was considered by Raymond James in rendering its opinion. No company or transaction used in the analyses described below is identical or directly comparable to the Company, Speedway or the contemplated Transactions.

Selected Transaction Analysis. Raymond James analyzed publicly available information relating to selected acquisitions of public companies that owned NASCAR racetracks in the last ten years and prepared a summary of the relative valuation multiples paid in these transactions. The selected transactions, announcement date and multiples of enterprise value (“EV”) to prior fiscal year (“FY”) earnings before interest, taxes, depreciation and amortization (“EBITDA”) and current fiscal year EBITDA used in the analysis included:

•	Sonic Financial Corp. / Speedway (July 2019), 8.0x and 8.1x

•	NASCAR / International Speedway Corporation (May 2019), 8.5x and 8.5x

Raymond James examined valuation multiples of transaction EV compared to the target companies’ EBITDA for twelve months ended prior to announcement of the transaction, where such information was publicly available. Raymond James reviewed the mean and median relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for the Company implied by the Merger Consideration. Furthermore, Raymond James applied the mean and median relative valuation multiples to the Company’s FY2019 EBITDA, as FY2020 and trailing twelve months performance were impacted by COVID-related restrictions on attendance and deemed to be non-comparable, to determine the implied equity price per share and then compared those implied equity values per share to the Merger Consideration of $3.61 per share. The results of the selected transactions analysis are summarized below:

	Mean	Median	Implied EV Per Share
EV/Prior Year EBITDA	8.2x	8.2x	$2.67
EV/Current Year EBITDA	8.3x	8.3x	$3.03

Discounted Cash Flow Analysis. Raymond James analyzed the discounted present value of the Company’s projected free cash flows for the years ending December 31, 2022 through 2024 on a standalone basis. Raymond James used unlevered free cash flows, defined as earnings before interest, after taxes, plus depreciation, plus amortization, less capital expenditures, less investment in working capital. The discounted cash flow analysis was based on the Projections.

Consistent with the periods included in the Projections, Raymond James used calendar year 2024 as the final year for the analysis and applied (i) perpetuity growth rates ranging from 2.5% to 3.5%, and (ii) exit multiples, ranging from 7.2x to 9.2x, in each case, to calendar year 2024 EBITDA in order to derive ranges of terminal values for the Company in 2024. The projected unlevered free cash flows and terminal values were discounted using rates ranging from 13.0% to 14.0%, which reflected the weighted average after-tax cost of debt and equity capital associated with executing the Company’s business plan.

The resulting ranges of present EVs was adjusted by the Company’s current capitalization and divided by the number of diluted shares outstanding in order to arrive at range of present values per Share. Raymond James reviewed the range of per share prices derived in the discounted cash flow analyses and compared them to the price per Share implied by the Merger Consideration. The results of the discounted cash flow analyses are summarized below:

Equity Value/ Per Share
Minimum for Perpetual Growth Method	$2.59
Maximum for Perpetual Growth Method	$2.98
Minimum for Exit Multiple Method	$2.88
Maximum for Exit Multiple Method	$3.45
Merger Consideration	$3.61

Trading Analysis. Solely for informational purposes, Raymond James analyzed historical closing prices of the Company and compared them to the value of the proposed Merger Consideration. The results of this analysis are summarized below:

	Price Per Share	Implied Premium
Merger Consideration value	$3.61	—
Dover Motorsports closing stock price as of 11/5/21	2.29	57.6%
30-day average Dover Motorsports closing stock price (as of 11/5/21)	2.37	52.5%
60-day average Dover Motorsports closing stock price (as of 11/5/21)	2.40	50.5%
90-day average Dover Motorsports closing stock price (as of 11/5/21)	2.47	46.1%

Additional Considerations. The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of the Company.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the Board (in its capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness, from a financial point of view, to the holders of the Shares of the Merger Consideration to be received by such holders in connection with the proposed Transactions pursuant to the Merger Agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the Board in making its determination to approve the Transactions. Neither Raymond James’ opinion nor the analyses described above should be viewed as determinative of the Board or the Company management’s views with respect to the Company, Speedway or the Transactions. Raymond James provided advice to the Company with respect to the proposed transaction. Raymond James did not, however, recommend any specific amount of consideration to the Board or that any specific Merger Consideration constituted the only appropriate consideration for the Transactions. The Company placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.

The Raymond James opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it on November 5, 2021, and any material change in such circumstances and conditions may affect the opinion of Raymond James, but Raymond James does not have any obligation to update, revise or reaffirm that opinion. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect. As the Company was aware, there was significant uncertainty as to the potential direct and indirect business, financial, legal, economic and market implications and consequences of the spread of the coronavirus and associated illnesses and the actions and measures that countries, governments, regulatory agencies, central banks, international financing and funding organizations, stock markets, businesses and individuals may take to address the spread of the coronavirus and associated illnesses including, without limitation, those actions and measures pertaining to fiscal or monetary policies, legal and regulatory matters and the credit, financial and stock markets (collectively, the “Pandemic Effects”). Raymond James expressed no opinion or view as to the potential impact of the Pandemic Effects on its analyses, its opinion, the Transaction or the Company.

During the two years preceding the date of Raymond James’ written opinion, Raymond James has not been engaged by, performed services for or received any compensation from Speedway or the Company (other than any amounts that were paid to Raymond James under the engagement letter described in this proxy statement pursuant to which Raymond James was retained as a financial advisor to the Company to assist in reviewing strategic alternatives).

For services rendered in connection with its engagement, the Company paid Raymond James a retainer of $100,000 (the “Retainer”) and a fee of $450,000 upon delivery of its opinion (the “Opinion Fee”). The Company will also pay Raymond James a fee of approximately $2.431 million for advisory services in connection with the Transactions, against which the Retainer and $300,000 of the Opinion Fee are creditable and the rest of which is contingent upon the closing of the Transactions. The Company also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James may provide investment banking, financial advisory and other financial services to the Company and/or Speedway or other participants in the Transactions in the future, for which Raymond James may receive compensation.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations.

The Company retained Raymond James to act as its financial advisor in connection with the Transactions and, in connection with such engagement, Raymond James provided its opinion described in “Item 4. The Solicitation or Recommendation—Opinion of the Financial Advisor to the Board,” which is filed as Annex A to this Schedule 14D-9 and incorporated herein by reference. The Company retained Raymond James because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

(b) Securities transactions.

None.

Item 7.	Purposes of the Transactions and Plans or Proposals.

(d) Subject company negotiations.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Shares by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Board or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.	Additional Information.

(a) Golden Parachute Compensation.

Golden Parachute Payments

	Denis McGlynn[7]	Michael A. Tatoian[7]	Timothy R. Horne[7]	Thomas G. Wintermantel[7]
Total Monthly Payments During the Maximum Extension Period[1]	$1,500,000	$600,000	$550,000	$500,000
Restricted Stock Awards (time-based vesting)[2]	$288,800	$287,356	$194,940	$115,520
Change of control Fee[3]	$500,000	$250,000	$250,000	$175,000
Pension Benefit[4]	$343,290	189,231	$147,739	$165,707
Health and Welfare Benefit Continuation[5]	$44,149	$17,659	$22,428	$8,489
Estimated Excise Tax Gross-Up (disregarding any value that may be attributable to the Executive’s noncompete agreement)[6]	$1,259,302	$513,021	$483,598	$402,789

1.

The executive officers’ employment agreements specify an “extension period” of 60 months (for Mr. McGlynn) and 24 months (other executive officers) during which the executive officer shall receive a monthly payment equal to one-twelfth of the sum of (a) the executive officer’s then-current annual base salary (excluding any incentive or bonus), and (b) the amount of any cash bonus awarded to the executive officer for the then-most recently concluded fiscal year of the Company. The agreements for Mr. McGlynn and Mr. Tatoian provide that for purposes of calculating this monthly amount, the executive officer’s cash bonus shall be the actual cash bonus for the most recently concluded fiscal year, but not less than 75% and not greater than 125% of the average cash bonus awarded to the executive officer for the most recently concluded fiscal year and the preceding two fiscal years. Please note, however, there were no bonuses paid for the most recent fiscal year and accordingly the monthly amounts were determined using only base salary. During the extension period, the executive officer agrees not to, directly or indirectly, engage in any capacity in the motorsports business or to assist any business that is in the motorsports business and that competes with us within a 100-mile radius of any of the Company’s facilities. The executive officer is also prohibited, during the extension period, from soliciting the Company’s customers and employees. The Table above reflects the total monthly payments for the maximum extension period for each executive officer.

2.

The executives’ restricted stock award agreements (similar to the restricted stock award agreements for other employees) include a change of control provision that would accelerate the vesting of restricted shares in the event there is a change of control, provided that the executive officer is employed by us when the change of control occurs. “Change of Control” is defined in these agreements in a manner consistent with the executive officers’ employment agreements. The Table above reflects the value attributable to the accelerated vesting of restricted shares taking into account the number of restricted shares for which vesting will be accelerated multiplied by the tender offer price of $3.61 per share.

3.

In the event of a change of control during the term of the employment agreements and provided that the executive officer is employed by the Company when the change of control occurs, the Company must pay to the executive officer a certain change of control fee described in the Table above.

4.

The pension benefit described in the Table is an additional pensionable benefit payable on a change of control to the executive officer as described in their employment agreements. The numbers reflected in the

Table are based on calculations prepared by the Company’s actuary on October 28, 2021 assuming a termination date of December 31, 2021.

5.

The executive officer is also entitled to benefits (or the cash equivalent thereof) of welfare and fringe benefits including life, accident, health, hospitalization benefits on terms no less favorable than those which he had prior to the change of control during the applicable extension period. The cash equivalent value of the health benefit is reflected in the Table. There is a small amount for dental and life insurance, which was not taken into account.

6.

To the extent that any of the payments or benefits due to the executive officer constitute an “excess parachute payment” under the Internal Revenue Code and result in the imposition of an excise tax, each agreement requires that the Company pay the executive officer the amount of such excise tax plus any additional amounts necessary to place the executive officer in the same after-tax position as he would have been had no excise tax been imposed. The Table reflects the high end of the tax gross-up that would be payable to each executive officer under the agreements due to a change of control. Each agreement provides that fifty percent of the monthly amount paid during the extension period is paid in consideration of the executive officer’s non-compete covenants. To the extent that the value attributable to the executive’s covenant to refrain from performing services is reasonable compensation, such value should reduce the parachute payments and ultimately the excise tax gross-up payable to the executive officer. However, the Company is unable to conclude whether the Internal Revenue Service would characterize all or some of these non-compete payments as reasonable compensation for refraining to perform services. Accordingly, and in the absence of a current non-compete valuation, the Company has disregarded the value that might be attributable to the noncompete agreements. For purposes of the excise tax calculations, the following Federal and state income tax, excise tax and Medicare tax rates were used: Federal income tax, 37%; Delaware state income tax, 6.6%; 280G excise tax, 20%; and Medicare tax, 2.35%.

7.

In addition to the executive officers, the Chairman of the Board, Mr. Henry B. Tippie will receive a change of control fee of $750,000. The Company has a non-compete agreement with Mr. Tippie, the value of which has been disregarded for purposes of the parachute payment and the resulting tax gross-up calculations. Accordingly, the high end of Mr. Tippie’s tax gross-up is estimated at $390,959. For purposes of the excise tax calculations, the following Federal and state income tax, excise tax and Medicare tax rates were used: Federal income tax, 37%; Delaware state income tax, 6.6%; 280G excise tax, 20%; and Medicare tax, 3.80%.

(b) Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of shares immediately prior to the Effective Time who comply with the applicable procedures under Section 262 of the DGCL (and who do not waive or otherwise lose their appraisal rights) will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL. Shares tendered pursuant to the Offer and not validly withdrawn prior to the closing of the Offer will not be entitled to appraisal rights.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that shareholders exercise appraisal rights under Section 262 of the DGCL. Shareholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the Merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Shareholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer (or if tendered, validly withdrew such Shares prior to the closing of the Offer), (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 of the DGCL sets forth the procedures shareholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL require strict compliance with the procedures set forth in Section 262 of the DGCL. If a stockholder fails to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights may be lost. If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•

within the later of: (1) the consummation of the Offer, which we anticipate will be one minute after 11:59 p.m. (12:00 midnight), New York City time, on December 21, 2021, the date that is 20 business days (for this purpose calculated in accordance with Rule 14d-1(g)(3) promulgated under the Exchange Act) following the commencement of the Offer, unless extended as required or permitted by the Merger Agreement and (2) 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is expected to be on or about November 23, 2021), demand in writing from the Company (as the Surviving Corporation) at the address indicated below the appraisal of such stockholder’s Shares. The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer (or otherwise waive such stockholder’s appraisal rights);

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the effective date of the Merger; and

•

any stockholder of the Company or beneficial owner of Shares who has otherwise perfected its appraisal rights, or the Surviving Corporation, must file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the stock of all such shareholders within 120 days after the effective date of the Merger.

Notwithstanding a stockholder’s compliance with the foregoing requirements, the Delaware Court of Chancery shall dismiss the appraisal proceedings as to all shareholders who are otherwise entitled to appraisal rights, and such shareholders will effectively lose their appraisal rights, unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those shareholders of the Company who made a written demand for appraisal in accordance with Section 262 of the DGCL on or within 10 days after the effective date of the Merger, as required by Section 262(d)(2) of the DGCL. Only shareholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

Thomas G. Wintermantel

Vice President, Treasurer and Secretary

1131 N. Dupont Highway

Dover, DE 19901

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the effective date of the Merger, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the effective date of the Merger, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares (other than any excluded stock (as defined in Section 251(h) of the DGCL)) that were the subject of, and were not tendered into, and were accepted for purchase and exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all shareholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the shareholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the shareholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those shareholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the shareholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Delaware Court of Chancery shall dismiss the proceedings as to all shareholders who are otherwise entitled to appraisal rights unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

After the Delaware Court of Chancery determines which shareholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court, and (b) interest theretofore accrued, unless paid at that time. The Company, Speedway and Purchaser have made no determination as to whether such a payment may be made if the Merger is consummated, and the Company reserves the right to make such a payment if at all, at such time as it determines to be advisable. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Shareholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and shareholders should recognize that such an appraisal could result in a determination of value greater than, less than or the same as the Offer Price. Neither Speedway nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Speedway and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the shareholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the shareholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in the Delaware Court of Chancery may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the effective date of the Merger, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the effective date of the Merger.

At any time within 60 days after the effective date of the Merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective date of the Merger, shareholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the effective date of the Merger will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of the Company’s shareholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the shareholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The exercise of appraisal rights requires compliance with to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

(c) State Takeover Laws.

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Board approved the Merger Agreement and the transactions contemplated therein, and the restrictions on “business combinations” described in Section 203 are inapplicable to the Merger Agreement and the transactions contemplated therein.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In addition to its operations in Delaware, the Company owns and operates the Nashville Superspeedway in Tennessee. While the State of Tennessee has adopted laws regulating corporate takeovers, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

The Company and Speedway do not know whether any state takeover law other than Section 203 would, by its terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, the Company and Speedway will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Company, Speedway, and Purchaser may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered in the Offer, and the Company and Speedway may each have the right to terminate the Merger Agreement and abandon the Transactions. For additional information, see Section 15 – “Conditions of the Offer” of the Offer to Purchase, a copy of which is filed as Exhibit (a)(1)(A) to this Schedule 14D-9.

(d) Merger without a Vote.

Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other shareholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other shareholders of the target corporation. Accordingly, if the Offer is consummated, Speedway and the Company intend to effect the Merger without a vote of the shareholders of the Company in accordance with Section 251(h) of the DGCL.

(e) Regulatory Approvals.

Under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), including the related rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. Speedway filed its Premerger Notification and Report Forms with the FTC and the Antitrust Division on November 12, 2021, and the Company filed its Premerger Notification and Report Forms with the FTC and the Antitrust Division on November 15, 2021.

Under the HSR Act, Purchaser’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 pm, New York City Time, on November 29, 2021. However, Speedway and the Company may receive a request (a “Second Request”) for additional information or documentary material from either the FTC or the Antitrust Division prior to such expiration. If the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer will be extended for an additional period of ten days, which will begin on the date on which Purchaser has substantially complied with the Second Request. Complying with a Second Request can take a significant period of time. If the ten day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional ten day waiting period before its expiration.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Speedway or Purchaser to divest the Shares, or (iv) to require the Company or Speedway to divest substantial assets or seek other conduct relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the early termination of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or conduct relief or damages. For additional information, see Section 15 – “Conditions of the Offer” of the Offer to Purchase, a copy of which is filed as Exhibit (a)(1)(A) to this Schedule 14D-9.

Based upon an examination of publicly available information and other information relating to the businesses in which the Company and Speedway are engaged, the Company and Speedway believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, neither the Company nor Speedway can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. For additional information, see Section 15 – “Conditions of the Offer” of the Offer to Purchase, a copy of which is filed as Exhibit (a)(1)(A) to this Schedule 14D-9.

As of the date of this Schedule 14D-9, the Company is not aware of any other material governmental consents, approvals or filings that are required to be obtained prior to the parties’ completion of the Offer or the Merger. Each of the parties to the Merger Agreement agreed to use its reasonable best efforts to take all actions that are necessary, proper or advisable under the Merger Agreement and applicable law to consummate and make effective the Transactions, including using reasonable best efforts (i) to obtain all consents, approvals or waivers from, or participate in other discussions or negotiations with third parties, (ii) to obtain all necessary actions or non-actions, waiting period expirations or terminations, waivers, consents, approvals, orders and authorizations from governmental entities, and (iii) resist, contest or defend any proceeding challenging the Transactions.

(f) Legal Proceedings

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer or the Merger. Legal proceedings arising out of or relating to the Offer or the Merger may be filed in the future.

(g) Annual and Quarterly Reports.

For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and similar reports filed with the SEC, which can be obtained without charge from the SEC’s website at www.sec.gov.

Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements related to present facts or current conditions or of historical facts, contained in this Schedule 14D-9 are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements in this Schedule 14D-9 include statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the Offer, including uncertainties as to the timing of the Offer and the Merger, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause the Company’s actual results to differ materially from those discussed in forward-looking statements are discussed in the Company’s filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC. Copies of the Company’s filings with the SEC may be obtained at the “Investor Relations” section of the Company’s website at www.doverspeedway.com/investor-relations. The forward-looking statements made in this Schedule 14D-9 are made only as of the date of this Schedule 14D-9, and the Company undertakes no obligation to update them to reflect subsequent events or circumstances, except as may be required by law.

Item 9.	Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 23, 2021 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed November 23, 2021).

(a)(1)(B)	Letter of Transmittal, dated November 23, 2021 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed November 23, 2021).

(a)(1)(C)	Notice of Guaranteed Delivery, dated November 23, 2021 (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed November 23, 2021).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 23, 2021 (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed November 23, 2021).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 23, 2021 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed November 23, 2021).

(a)(1)(F)	Summary Advertisement, as published in the Wall Street Journal on November 23, 2021 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed November 23, 2021).

Exhibit No.	Description

(a)(2)	Opinion, dated November 8, 2021, of Raymond James & Associates, Inc. (attached to this Schedule 14D-9 as Annex A).

(a)(5)(A)	Joint press release of Speedway Motorsports, LLC and Dover Motorsports, Inc. issued on November 8, 2021 (incorporated by reference from Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on November 9, 2021).

(a)(5)(B)	Interoffice Memorandum to Employees, dated November 8, 2021

(e)(1)	Agreement and Plan of Merger, dated as of November 8, 2021, by and among Dover Motorsports, Inc., Speedway Motorsports, LLC and Speedco II, Inc. (incorporated by reference from Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on November 9, 2021).

(e)(2)	Confidentiality Agreement, dated July 20, 2021 by and between Dover Motorsports, Inc. and Speedway Motorsports, LLC (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed November 23, 2021).

(e)(3)	Tender and Support Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, File No. 001-11929, filed November 9, 2021).

(e)(4)	Restated Certificate of Incorporation of Dover Motorsports, Inc. (formerly known as Dover Downs Entertainment, Inc.) dated March 10, 2000 (incorporated herein by reference to Exhibit 3.1 to the Form 10-Q dated April 28, 2000).

(e)(5)	Amended and Restated By-laws of Dover Motorsports, Inc. dated March 1, 2017 (incorporated herein by reference to Exhibit 3.2 to the Form 10-K filed on March 1, 2017).

(e)(6)	Dover Motor Sports, Inc. 2014 Stock Incentive Plan (incorporated herein by reference to Exhibit A to our Proxy Statement filed on March 28, 2014).

(e)(7)	Form of Restricted Stock Grant Agreement Used With Dover Motorsports, Inc. 2014 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form 8-K dated January 3, 2020).

(e)(8)	Dover Motorsports, Inc. Supplemental Executive Retirement Savings Plan Dated November 9, 2012 (incorporated herein by reference to Exhibit 10.1 of the Form 10-Q dated November 9, 2012).

(e)(9)	Amended and Restated Employment and Non-Compete Agreement between Dover Motorsports and Denis McGlynn dated February 13, 2006 (incorporated herein by reference to Exhibit 10.1 to the Form 8-K dated February 17, 2006).

(e)(10)	Amended and Restated Employment and Non-Compete Agreement between Dover Motorsports and Michael A. Tatoian dated July 26, 2007 (incorporated herein by reference to Exhibit 10.1 to the Form 8-K dated July 26, 2007).

(e)(11)	Amendment to Employment and Non-Compete Agreement between Dover Motorsports and Michael A. Tatoian dated April 23, 2019 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K dated April 26, 2019).

(e)(12)	Amended and Restated Employment and Non-Compete Agreement between Dover Motorsports and Thomas G. Wintermantel dated February 13, 2006 (incorporated herein by reference to Exhibit 10.5 to the Form 8-K dated February 17, 2006).

(e)(13)	Amended and Restated Employment and Non-Compete Agreement between Dover Motorsports and Timothy R. Horne dated January 3, 2008 (incorporated herein by reference to Exhibit 10.1 to the Form 8-K dated January 4, 2008).

(e)(14)	Non-Compete Agreement between Dover Motorsports, Inc. and Henry B. Tippie dated June 16, 2004 (incorporated herein by reference to Exhibit 10.6 to the form 10-Q dated August 4, 2004).

Exhibit No.	Description

(e)(15)	Amendment to certain agreements between Dover Motorsports, Inc. and selected executives and directors (incorporated herein by reference to Exhibit 10.1 to the Form 10-Q dated November 5. 2008).

(e)(16)	Amendment to certain agreements between Dover Motorsports, Inc. and certain executives dated June 15, 2011 (incorporated herein by reference to Exhibit 2.1 to the Form 8-K dated June 15, 2011).

Annex A—Opinion, dated November 8, 2021, of Raymond James & Associates, Inc. to the Board

Annex B—Section 262 of the General Corporation Law of the State of Delaware

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2021	DOVER MOTORSPORTS, INC.

	By:	/s/ Denis McGlynn
	Name:	Denis McGlynn
	Title:	President and Chief Executive Officer

Annex A

November 8, 2021

Board of Directors

Dover Motorsports, Inc.

1131 North DuPont Highway

Dover, DE 19901

Members of the Board of Directors:

We understand that Speedway Motorsports, LLC (“Parent”), a wholly owned subsidiary of Parent (“Merger Sub”), and Dover Motorsports, Inc. (the “Company”), propose to enter into the Agreement (defined below) pursuant to which, among other things, (a) Merger Sub will commence a cash tender offer (the “Offer”) for (i) all of the shares of the outstanding common stock, par value $0.10 per share, of the Company (the “Common Stock”), at a price per share of $3.61 (the “Common Stock Offer Price”), subject to any required withholding of taxes, without interest, net to the holder in cash, and (ii) all of the outstanding shares of class A common stock, par value $0.10 per share, of the Company (the “Class A Stock”, and together with the Common Stock, the “Company Shares”) at a price per share of $3.61 (the “Class A Stock Offer Price” and together with the Common Stock Offer Price, the “Offer Prices”), subject to any required withholding of taxes, without interest, net to the holder in cash, and (b) following the consummation of the Offer, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Offer, the “Transaction”) and that, in connection with the Merger, (i) each of the outstanding Company Shares not purchased by Merger Sub pursuant to the Offer (other than Excluded Shares and Dissenting Shares, each as defined below) will be converted into the right to receive the applicable Offer Price (the “Merger Consideration”), subject to certain adjustments as provided for in the Agreement (as to which adjustments we express no opinion), and (ii) the Company will be the surviving corporation and become a wholly owned subsidiary of Parent. “Excluded Shares” shall be defined as Company Shares owned by the Company as treasury stock or owned by Merger Sub. “Dissenting Shares” shall be defined as Company Shares that are owned by any holder that is entitled to seek appraisal rights and has properly exercised its demand for appraisal therefor. The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Merger Consideration to be received by the holders of the Company Shares in the Transaction pursuant to the Agreement is fair from a financial point of view to such holders. For purposes of this Opinion, and with your consent, we have assumed that the Merger Consideration is $3.61 per share.

In connection with our review of the proposed Transaction and the preparation of this Opinion, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the draft dated November 4, 2021 of the Agreement and Plan of Merger (the “Agreement”);

2.

reviewed certain information related to the historical condition and prospects of the Company, as made available to Raymond James by or on behalf of the Company, including, but not limited to, financial projections prepared by the management of the Company (the “Projections”);

3.

reviewed the Company’s audited financial statements for years ended December 31, 2020, 2019 and 2018, and unaudited adjusted financial statements for the twelve month periods ended December 31, 2019 and December 31, 2020;

Board of Directors

Dover Motorsports, Inc.

November 8, 2021

4.	reviewed the Company’s recent public filings and certain other publicly available information regarding the Company;

5.	considered certain publicly available financial terms of certain transactions we deemed to be relevant;

6.	reviewed the current and historical market prices and trading volume for the Common Stock;

7.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate;

8.

received a certificate addressed to Raymond James from a member of senior management of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of the Company; and

9.

discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry including, but not limited to, the past and current business operations of the Company and the financial condition and future prospects and operations of the Company.

In reaching our conclusion hereunder, we did not perform a selected public company analysis because we were unable to find public companies that we deemed to be sufficiently comparable to the Company.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We express no opinion with respect to the Projections or the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed that the representations and warranties of each party contained in the Agreement are true and correct in all respects material to our analysis and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of November 5, 2021 and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be

Board of Directors

Dover Motorsports, Inc.

November 8, 2021

material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect. As you are aware, there is significant uncertainty as to the potential direct and indirect business, financial, legal, economic and market implications and consequences of the spread of the coronavirus and associated illnesses and the actions and measures that countries, governments, regulatory agencies, central banks, international financing and funding organizations, stock markets, businesses and individuals may take to address the spread of the coronavirus and associated illnesses including, without limitation, those actions and measures pertaining to fiscal or monetary policies, legal and regulatory matters and the credit, financial and stock markets (collectively, the “Pandemic Effects”). We express no opinion or view as to the potential impact of the Pandemic Effects on our analyses, this Opinion, the Transaction or the Company.

We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Transaction or the availability or advisability of any alternatives to the Transaction. We provided advice to the Board with respect to the proposed Transaction. We did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Transaction. Our opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of the Company Shares.

We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board to approve or consummate the Transaction. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting, regulatory or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Board, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company and the Transaction.

In formulating our opinion, we have considered only what we understand to be the consideration to be received by the holders of Company Shares as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation that may be paid or payable to any of the Company’s officers, directors or employees, or class of such persons, whether relative to the compensation received by the holders of the Company Shares or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Transaction to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (2) the fairness of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transaction amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due.

The delivery of this opinion was approved by an opinion committee of Raymond James.

Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a fee for such services, a substantial portion of which is contingent upon consummation of the Transaction (the “Transaction Fee”). Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Transaction or on the conclusion reached herein, but part of which is creditable to the Transaction Fee. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

Board of Directors

Dover Motorsports, Inc.

November 8, 2021

In the ordinary course of our business, Raymond James may trade in the securities of the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James has not provided financial advisory or investment banking services to either the Company or Parent (in the previous two years) for which it has been paid any fees. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company and/or Parent or other participants in the Transaction in the future, for which Raymond James may receive compensation.

It is understood that this letter is for the information of the Board (in each director’s capacity as a member of the Board) in evaluating the proposed Transaction and does not constitute a recommendation to the Board or any stockholder of the Company regarding how such person should act or vote with respect to the proposed Transaction or any other matter or otherwise, whether to tender shares in connection with the Transaction, or whether to enter into a voting agreement with respect to the proposed Transaction. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This Opinion may not be disclosed, reproduced, quoted, summarized, referred to at any time, in any manner, or used for any other purpose, nor shall any references to Raymond James or any of its affiliates be made, without our prior written consent, except that this Opinion may be disclosed in and filed with a solicitation/recommendation statement used in connection with the Transaction that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such solicitation/recommendation statement, along with a description, reasonably satisfactory to us.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of the Company Shares in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

ANNEX B

Section 262 of the General Corporation Law of the State of Delaware

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) Repealed by 82 Laws 2020, ch. 256, § 15.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

ANNEX B

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the

ANNEX B

record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

ANNEX B

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.